Exhibit 99.1

GRAVITY Co., Ltd.
Non-Consolidated Financial Statements
December 31, 2008 and 2007

GRAVITY Co., Ltd.
Index
December 31, 2008 and 2007

Page(s)

Report of Independent Auditors	1 - 2

Non-Consolidated Financial Statements

Balance Sheets	3 - 4

Statements of Operations	5

Statements of Disposition of Accumulated Deficit	6

Statements of Changes in Shareholders’ Equity	7

Statements of Cash Flows	8 - 9

Notes to Non-Consolidated Financial Statements	10 - 37

Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2008 and 2007, and the related non-consolidated statements of operations, disposition of accumulated deficit, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2008 and 2007, and the results of its operations, the changes in its accumulated deficit, changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Samil PricewaterhouseCoopers

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in accumulated deficit, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 13, 2009

This report is effective as of March 13, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007

Assets
Current assets
Cash and cash equivalents (Notes 3 and 16)	~~W~~	47,877,966	~~W~~	45,791,725
Short-term financial instruments (Note 3)		4,000,000		6,539,121
Trade accounts receivable, net (Notes 16 and 23)		6,148,368		3,938,788
Other accounts receivable, net (Note 16)		487,294		343,715
Advances payments		1,587,956		2,066,907
Prepaid income taxes		1,296,107		1,330,561
Other current assets (Note 4)		1,082,156		1,190,728

Total current assets		62,479,847		61,201,545
Equity method investments (Note 5)		9,454,346		12,526,527
Available-for-sale securities (Note 6)		6,074,336		677,685
Long-term loans receivable, net (Notes 7, 16 and 23)		988,001		1,240,598
Guarantee deposits (Note 10)		1,176,550		2,177,855
Property and equipment, net (Notes 8 and 9)		2,778,127		4,246,307
Intangible assets, net (Note 11)		12,510,310		12,310,768
Other non-current assets		1,004,714		967,407

Total assets	~~W~~	96,466,231	~~W~~	95,348,692

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 16)	~~W~~	3,064,182	~~W~~	4,422,899
Deferred income (Notes 12 and 23)		2,724,061		3,134,229
Withholdings		146,756		221,075
Advances received		68,747		31,172
Income tax payable		362,989		233,389
Leasehold deposits received		—		40,920

Total current liabilities		6,366,735		8,083,684
Long-term deferred income (Note 23)		9,900,522		10,147,865
Accrued severance benefits, net (Note 13)		—		224,774
Asset retirement obligation (Note 8)		99,000		99,000
Leasehold deposit received		50,518		—

Total liabilities		16,416,775		18,555,323

Commitments and contingencies (Note 14)

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007

Shareholders’ equity
Capital stock (Notes 1 and 17)
Common stock		3,474,450		3,474,450
Capital surplus
Paid in capital in excess of par value (Note 17)		73,255,073		73,255,073
Other capital surplus (Note 18)		1,198,324		596,508
Capital adjustments
Stock options (Note 18)		893,302		1,597,604
Accumulated other comprehensive income and expenses (Note 21)
Unrealized loss on available-for-sale securities (Note 6)		(1,120)		(1,120)
Net accumulated comprehensive income of equity method investees (Note 5)		2,385,162		205,973
Net accumulated comprehensive expense of equity method investees (Note 5)		—		(258,444)
Accumulated deficit
Undisposed accumulated deficit		(1,155,735)		(2,076,675)

Total shareholders’ equity		80,049,456		76,793,369

Total liabilities and shareholders’ equity	~~W~~	96,466,231	~~W~~	95,348,692

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Operations
Years Ended December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007

Revenues (Notes 14 and 23)	~~W~~	41,982,912	~~W~~	33,685,656
Cost of sales (Note 23)		15,943,744		13,745,645

Gross profit		26,039,168		19,940,011
Selling and administrative expenses (Notes 19 and 23)		18,647,985		29,960,393

Operating income (loss)		7,391,183		(10,020,382)

Non-operating income
Interest income (Note 23)		2,641,999		3,150,414
Gain on foreign exchange transactions		3,929,581		374,325
Gain on foreign exchange translation (Note 16)		453,241		56,868
Gain on valuation of equity method investments (Note 5)		1,168,261		2,074,016
Other income		169,422		174,162

		8,362,504		5,829,785

Non-operating expenses
Interest expense		—		72,765
Other bad debts expense		—		185,000
Loss on foreign exchange transactions		417,354		141,005
Loss on foreign exchange translation (Note 16)		473,369		13,673
Loss on valuation of equity method investments (Note 5)		7,944,124		3,081,868
Loss on disposal of equity method investments (Note 5)		—		2,264,419
Loss on impairment of available-for-sale securities (Note 6)		657,364		10,075,687
Loss on disposal of property and equipment		55,852		58,238
Loss on impairment of intangible assets (Note 11)		1,807,484		—
Settlement cost of class action litigation (Note 14)		—		4,619,000
Other losses		3,880		1,495

		11,359,427		20,513,150

Income (loss) before income taxes		4,394,260		(24,703,747)
Income tax expenses (Note 15)		3,473,320		2,855,226

Net income (loss)	~~W~~	920,940	~~W~~	(27,558,973)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Disposition of Accumulated Deficit
Years Ended December 31, 2008 and 2007
(Date of disposition: March 31, 2009 and March 28, 2008, for the years ended
    December 31, 2008 and 2007, respectively)

(in thousands of Korean won)	2008		2007
Accumulated deficit before disposition
Unappropriated retained earnings (Undisposed deficit) carried over from prior year	~~W~~	(2,076,675)	~~W~~	25,482,298
Net income (loss)		920,940		(27,558,973)

		(1,155,735)		(2,076,675)
Disposition		—		—

Undisposed Accumulated deficit carried forward to subsequent year	~~W~~	(1,155,735)	~~W~~	(2,076,675)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2008 and 2007

							Accumulated
							Other		Retained
							comprehensive		Earnings
	Capital		Capital		Capital		Income and		(Accumulated
(in thousands of Korean won)	Stock		Surplus		Adjustment		expense		Deficit)		Total
Balances as of January 1, 2007	~~W~~	3,474,450	~~W~~	73,255,073	~~W~~	2,016,182	~~W~~	(378,086)	~~W~~	25,482,298	~~W~~	103,849,917

Net loss		—		—		—		—		(27,558,973)		(27,558,973)

Stock-based compensation expenses (Note 18)		—		—		177,930		—		—		177,930
Reclassification of forfeited stock options (Note 18)		—		596,507		(596,507)		—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 5)		—		—		—		198,212		—		198,212
Changes in equity method investees with net accumulated comprehensive expense (Note 5)		—		—		—		126,283		—		126,283

Balances as of December 31, 2007	~~W~~	3,474,450	~~W~~	73,851,580	~~W~~	1,597,605	~~W~~	(53,591)	~~W~~	(2,076,675)	~~W~~	76,793,369

Balances as of January 1, 2008	~~W~~	3,474,450	~~W~~	73,851,580	~~W~~	1,597,605	~~W~~	(53,591)	~~W~~	(2,076,675)	~~W~~	76,793,369

Net income		—		—		—		—		920,940		920,940

Stock-based compensation expenses (Note 18)		—		—		(102,486)		—		—		(102,486)
Reclassification of forfeited stock options (Note 18)		—		601,817		(601,817)		—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 5)		—		—		—		2,179,189		—		2,179,189
Changes in equity method investees with net accumulated comprehensive expense (Note 5)		—		—		—		258,444		—		258,444

Balances as of December 31, 2008	~~W~~	3,474,450	~~W~~	74,453,397	~~W~~	893,302	~~W~~	2,384,042	~~W~~	(1,155,735)	~~W~~	80,049,456

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY
Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007

Cash flows from operating activities

Net income (loss)	~~W~~	920,940	~~W~~	(27,558,973)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Provision for severance benefits		125,725		100,605
Depreciation		2,267,624		2,748,637
Amortization of intangible assets		3,761,907		2,294,798
Loss on foreign exchange translation		309,129		13,214
Loss on valuation of equity method investments		7,944,124		3,081,868
Loss on disposal of equity method investments		—		2,264,419
Loss on impairment of available-for-sale securities		657,364		10,075,688
Bad debts expense		110,305		220,927
Loss on disposal of property and equipment		55,852		58,238
Loss on impairment of intangible assets		1,807,484		—
Stock-based compensation expense		—		177,930
Gain on foreign exchange translation		(395,601)		(29,062)
Gain on valuation of equity method investments		(1,168,261)		(2,074,016)
Reversal of allowance for doubtful accounts		—		(17,774)
Gain on disposal of property and equipment		(13,252)		(2,452)
Gain on disposal of other investment asset		—		(26,000)
Reversal of stock-based compensation expense		(102,485)		—

Changes in operating assets and liabilities
Increase in trade accounts receivable		(2,177,124)		(2,393,795)
Decrease in other accounts receivable		260,271		826,234
Increase in advance payments		(607,014)		(1,560,134)
Decrease in short-term prepaid expenses		77,676		18,465
Decrease(increase) in prepaid income taxes		34,454		(114,809)
Decrease(increase) in tax refund receivable		85,246		(5,345)
Increase in long-term prepaid expenses		(82,335)		(46,108)
Decrease in accounts payable		(1,604,645)		(199,867)
Increase(decrease) in advance received		37,575		(17,206)
Increase(decrease) in withholdings		(74,320)		56,631
Increase in leasehold deposits received		9,598		40,920
Decrease in deferred revenue		(1,980,364)		(3,769,608)
Increase in income tax payables		129,600		70,906
Increase in long-term deferred revenue		1,322,854		5,186,809
Payments of severance benefits		(350,499)		—
Decrease in other current assets		7,710		66,082

Net cash (used in) provided by operating activities		11,369,538		(10,512,778)

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

(in thousands of Korean won)	2008		2007

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		2,539,121		39,160,879
Collection of short-term loans receivables		63,333		62,500
Proceeds from disposal of equity method investments		—		68,421
Collection of long-term loans receivable		1,459,522		21,389
Proceeds from disposal of property and equipment		65,485		109,216
Decrease in guarantee deposits		1,766,315		461,500
Decrease in other non-current assets		—		519,700
Payment for short-term loans receivable		—		(71,111)
Acquisition of equity method investments		(1,981,017)		(7,037,781)
Acquisition of available-for-sale securities		(6,054,016)		—
Increase in long-term loans receivable		(345,001)		(744,139)
Acquisition of property and equipment		(907,527)		(1,841,870)
Acquisition of intangible assets		(5,301,109)		(6,352,678)
Payment for guarantee deposits		(588,313)		—
Proceeds from sale of other non-current assets		—		76,000
Increase in other non-current assets		(90)		—

Net cash provided by investing activities		(9,283,297)		24,432,026

Cash flows from financing activities
Net cash provided by financing activities		—		—

Net increase in cash and cash equivalents		2,086,241		13,919,248

Cash and cash equivalents (Note 22)
Beginning of the year		45,791,725		31,872,477

End of the year	~~W~~	47,877,966	~~W~~	45,791,725

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
1.	The Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002.
The Company has eight subsidiaries. One is NeoCyon for mobile service business operating in the Republic of Korea, while others, including Gravity Interactive, Inc., operate in other countries.
On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depository Shares.
As of December 31, 2008, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2008, are as follows:

		Percentage of
	Number of shares	ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31
Ramius Capital Group, LLC	694,251	9.99
Moon Capital Management LP	591,937	8.52
Government of Singapore Investment Corporation Pte Ltd.	321,733	4.63
Others	1,219,240	17.55

	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008. As of December 31, 2008, GungHo Online Entertainment, Inc. has exclusive ownership and voting rights over the Company.
2.	Summary of Significant Accounting Policies
Basis of Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
In 2008, the Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:
•	SKFAS No. 15, Equity Method (As Revised)

•	SKFAS No. 16, Income Tax (As Revised)

•	SKFAS No. 20, Related Party Disclosures (As Revised)

•	Korea Accounting Institute Opinion 06-2, Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Revenue Recognition
Prepaid online game subscriptions are recognized as revenue upon their actual usage.
The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees. Revenue from mobile and other sales is recognized when goods are transferred or service is provided completely.
Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.
Government Grants
Government grants received, which are to be repaid, are recorded as liability, while grants without obligation to be repaid are offset against cost of assets purchased with such grants. Grants received for a specific purpose are offset against the specific expense for which it was granted, and other grants are recorded as a gain for the period.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.
Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The aforementioned reversal is deducted from cost of sales.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Investments in Securities
Costs of securities are determined using the weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.
Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined by considering the credit ratings provided by independent credit rating agencies.
Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses of available-for-sale securities are recognized in the statements of operations.
Equity Method Investments
Investees over which the Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.
The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over a reasonable period and the amortization is charged as an investment.
Unrealized gains (losses) arising from sales between the Company and its equity method investees is eliminated up to the extent of the Company’s ownership. Unrealized gains (losses) arising from sales between the Company and its subsidiaries is fully eliminated.
Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the other comprehensive income and expense account, a component of shareholders’ equity.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Property and Equipment, and Related Depreciation
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.
Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years
Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.
Operating Leases
An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.
Intangible Assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use.
Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the asset.

Estimated Useful Lives
Development costs	3 years
Software	3 years
Other intangible assets	3 years
Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off from the accounts.
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Current and Deferred Income Taxes
Income tax expenses include the current income taxes under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.
Defined Contribution Pension Plan
For defined contribution pension plan, the Company recognizes as expense the severance benefits provided for the period.
Accrued Severance Benefits
Employees and directors, who are not participating in the pension plan, but with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.
Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the non-consolidated financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the non-consolidated financial statements.
Translation of Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.
Share-based Payments
The Company accounts for stock options granted after December 31, 2006, in compliance with SKFAS No. 22, Share-Based Compensation.
For stock options granted to its employees and directors before 2007, the Company used the fair-value method in determining compensation costs which are accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as capital adjustments.
In case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as an expense.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Approval of Non-Consolidated Financial Statements
The Company’s non-consolidated financial statements were approved by the Board of Directors on March 13, 2009.
Reclassification of Certain Prior Year Non-Consolidated Financial Statements
Certain accounts in the prior year non-consolidated financial statements were reclassified to conform to the current year non-consolidated financial statement presentation. These reclassifications have no impact on the previously reported net income or loss or shareholders’ equity.
3.	Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents, and short-term financial instruments as of December 31, 2008 and 2007, consist of following:
(in thousands of Korean won)

		Annual
		Interest
	Bank	Rate (%)	2008		2007
Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.10-2.23	~~W~~	67,276	~~W~~	4,169,788
Foreign currency	Kookmin Bank and others	0.15-0.47		3,974,429		4,379,907
Time deposits	Kookmin Bank and others	5.55-7.00		41,500,000		37,000,000
Money Market Deposit Account	Hana Bank and others	0.10-2.35		2,336,261		242,030

			~~W~~	47,877,966	~~W~~	45,791,725

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	7.28-7.50	~~W~~	4,000,000	~~W~~	6,539,121

4.	Other Current Assets
Other current assets as of December 31, 2008 and 2007, consist of the following:
(in thousands of Korean won)

	2008		2007
Accrued income (Note 23)	~~W~~	244,990	~~W~~	250,094
Tax refund receivable		359,297		444,544
Prepaid expenses		387,996		388,056
Short-term loans receivable (Note 7)		47,778		63,333
Inventories		42,095		44,701

	~~W~~	1,082,156	~~W~~	1,190,728

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
5.	Equity Method Investments
Equity method investments as of December 31, 2008 and 2007, consist of the following:
(in thousands of Korean won)

	Percentage	2008
	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value

Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	2,252,222	~~W~~	2,248,596
Gravity Entertainment Corp.	100.00		1,763,994		517,955		517,955
Gravity EU SASU	100.00		2,194,760		72,899		72,899
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,734,879		1,734,879
Gravity RUS Co., Ltd.[2]	99.99		2,452,158		585,046		585,046
NeoCyon, Inc.	96.11		7,715,763		3,791,290		4,294,971

Total		~~W~~	20,743,099	~~W~~	8,954,291	~~W~~	9,454,346

(in thousands of Korean won)

	Percentage	2007
	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value
Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	4,846,888	~~W~~	4,839,637
Gravity Entertainment Corp.	100.00		1,763,994		364,883		364,883
Gravity EU SASU	100.00		2,194,760		1,092,828		1,092,828
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,936,010		1,936,010
Gravity RUS Co., Ltd.[2]	99.99		471,141		451,490		451,490
NeoCyon, Inc.	96.11		7,715,763		2,060,876		3,841,679

Total		~~W~~	18,762,082	~~W~~	10,752,975	~~W~~	12,526,527

[1]	On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2008.

[2]	On March 31, 2008, the Company injected an additional capital of US$2,092,550 into this subsidiary based in Russia.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Details of changes in the differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	~~W~~	2,168,927	~~W~~	—	~~W~~	1,665,246	~~W~~	503,681
(in thousands of Korean won)

	2007
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	~~W~~	4,096,814	~~W~~	—	~~W~~	1,927,887	~~W~~	2,168,927
Differences between cost of investment and underlying book value incurred in 2005 consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three years for intangible assets and five years for goodwill, recorded as loss on valuation of equity method investments.
Details of the elimination of unrealized gain or loss arising from inter-company transactions with equity method investee are as follows:
(in thousands of Korean won)

	2008		2007

Gravity Interactive, Inc. Inventories	~~W~~	3,626	~~W~~	7,251
Changes in investments in subsidiaries accounted for using the equity method for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008
			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain (Loss)		Equity		Ending
Gravity Interactive, Inc.	~~W~~	4,839,637	~~W~~	—	~~W~~	(3,752,497)	~~W~~	1,161,456	~~W~~	2,248,596
Gravity Entertainment Corp.		364,883		—		(88,373)		241,445		517,955
Gravity EU SASU		1,092,828		—		(1,207,916)		187,987		72,899
Gravity Middle East & Africa FZ-LLC		1,936,010		—		(754,148)		553,017		1,734,879
Gravity RUS Co., Ltd.[1]		451,490		1,981,017		(2,141,189)		293,728		585,046
NeoCyon, Inc.[1]		3,841,679		—		453,292		—		4,294,971

Total	~~W~~	12,526,527	~~W~~	1,981,017	~~W~~	(7,490,831)	~~W~~	2,437,633	~~W~~	9,454,346

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007

[1]	In 2008, a gain on valuation of equity method investment of ~~W~~714,969 thousand was recorded representing reversal of the bad debts allowance previously due from Gravity CIS Co., Ltd. A related gain on valuation of equity method investment of ~~W~~388,124 thousand was recorded for NeoCyon, Inc. representing the reversal of loss on valuation of equity method for NeoCyon, Inc. The two aforementioned reversals totaling ~~W~~1,103,093 thousand was offset by the loss on valuation of equity method for Gravity RUS Co., Ltd., resulting from the allowance provided against the long-term loans receivable from Gravity CIS Co., Ltd.
(in thousands of Korean won)

	2007
			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain (Loss)		Equity		Ending

Gravity Interactive, Inc.	~~W~~	861,355	~~W~~	4,587,000	~~W~~	(714,773)	~~W~~	106,055	~~W~~	4,839,637
Gravity Entertainment Corp.		308,926		—		35,729		20,228		364,883
Gravity CIS Co., Ltd.[1]		—		—		(199,161)		—		—
Gravity EU SASU		2,084,616		—		(1,160,497)		168,709		1,092,828
Gravity Middle East & Africa FZ-LLC		—		1,979,640		(55,499)		11,869		1,936,010
Gravity RUS Co., Ltd.		—		450,421		(16,565)		17,634		451,490
TriggerSoft Corp.[2]		294,553		(2,332,840)		2,038,287		—		—
NeoCyon, Inc.		4,777,051		—		(935,372)		—		3,841,679

Total	~~W~~	8,326,501	~~W~~	4,684,221	~~W~~	(1,007,851)	~~W~~	324,495	~~W~~	12,526,527

[1]	With respect to Gravity CIS Co., Ltd., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ~~W~~199,161 thousand was recorded as bad debt related to long-term loans receivable due from Gravity CIS Co., Ltd. In addition, on December 12, 2007, the Company sold all shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. and recorded a gain of ~~W~~20,720 thousand on the sale.

[2]	Upon the completion of liquidation of TriggerSoft Corp. in 2007, the Company received liquidation dividend amounting to ~~W~~68,421 thousand and the remaining balance of ~~W~~2,264,419 thousand was recorded as loss on disposal of equity method investments.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Changes in accumulated other comprehensive income and expense from equity method investments are as follows:
(in thousands of Korean won)

	2008
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	~~W~~	(33,872)	~~W~~	1,127,584	~~W~~	(33,872)	~~W~~	1,127,584
Gravity Entertainment Corp.		(224,572)		16,873		(224,572)		16,873
Gravity EU SASU		176,470		187,987		—		364,457
Gravity Middle East & Asia FZ-LLC		11,869		553,017		—		564,886
Gravity RUS Co., Ltd.		17,634		293,728		—		311,362

Total	~~W~~	(52,471)	~~W~~	2,179,189	~~W~~	(258,444)	~~W~~	2,385,162

(in thousands of Korean won)

	2007
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	~~W~~	(139,927)	~~W~~	—	~~W~~	(106,055)	~~W~~	(33,872)
Gravity Entertainment Corp.		(244,800)		—		(20,228)		(224,572)
Gravity CIS Co., Ltd.[1]		—		—		—		—
Gravity EU SASU		7,761		168,709		—		176,470
Gravity Middle East & Asia FZ-LLC		—		11,869		—		11,869
Gravity RUS Co., Ltd.		—		17,634		—		17,634

Total	~~W~~	(376,966)	~~W~~	198,212	~~W~~	(126,283)	~~W~~	(52,471)

[1]	The Company has not recognized a loss of ~~W~~125,804 thousand as accumulated other comprehensive income and expense as the book value of this investment became nil.
The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2008 and 2007, were used in the valuation of the said equity method investments. The Company believes that any difference between the audited and unaudited financial statements will not be material.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Summary of financial information of equity method investees follows:
(in thousands of Korean won)

	2008
Investees	Assets		Liabilities		Revenue		Net income (loss)

Gravity Interactive, Inc.	~~W~~	3,089,185	~~W~~	836,963	~~W~~	3,619,532	~~W~~	(3,756,123)
Gravity Entertainment Corp.		1,178,536		660,581		254,613		(88,373)
Gravity EU SASU		796,599		723,700		469,509		(1,207,916)
Gravity Middle East & Asia FZ-LLC		1,737,069		2,190		—		(754,148)
Gravity RUS Co., Ltd.		585,105		—		—		(2,141,403)
NeoCyon, Inc.		6,988,109		3,043,368		10,118,964		1,800,452
(in thousands of Korean won)

	2007
Investees	Assets		Liabilities		Revenue		Net income (loss)

Gravity Interactive, Inc.	~~W~~	5,381,276	~~W~~	534,388	~~W~~	2,614,323	~~W~~	(712,902)
Gravity Entertainment Corp.		831,124		466,241		29,959		35,729
Gravity EU SASU		1,423,736		330,908		181,092		(1,160,497)
Gravity Middle East & Asia FZ-LLC		1,962,958		26,948		—		(55,499)
Gravity RUS Co., Ltd.		472,806		21,295		—		(16,582)
NeoCyon, Inc.		3,986,359		1,842,070		5,485,758		1,032,684
6.	Available-For-Sale securities
Available-for-sale securities of the Company as of December 31, 2008 and 2007, consist of the following:
(in thousands of Korean won)

	2008
	Acquisition		Market Value or
	Cost		Net Asset Value		Book Value

Non-marketable available-for-sale	~~W~~	8,168,380	~~W~~	8,578,402	~~W~~	6,054,016
Government bonds		21,440		20,320		20,320

Total	~~W~~	8,189,820	~~W~~	8,598,722	~~W~~	6,074,336

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(in thousands of Korean won)

	2007
	Acquisition		Market Value or
	Cost		Net Asset Value		Book Value

Non-marketable available-for-sale	~~W~~	2,114,364	~~W~~	597,231	~~W~~	657,365
Government bonds		21,440		20,320		20,320

Total	~~W~~	2,135,804	~~W~~	617,551	~~W~~	677,685

Non-marketable available-for-sale securities of the Company as of December 31, 2008 and 2007, consist of the following:
(in thousands of Korean won)

		Percentage	2008
	Number	of owner-	Acqusition		Net asset
	of shares	ship (%)	cost		value		Book value
Online Game Revolution Fund No. 1[1]	—	16.39	~~W~~	8,168,380	~~W~~	8,578,402	~~W~~	6,054,016

[1]	The Company made an additional investment of ¥642,000,000 in “Online Game Revolution Fund No. 1” in 2008 and classified the investment as non-marketable available-for-sale securities. However, the Company recognized ~~W~~657,364 thousand, the difference between the realizable value and the carrying value of the investment amount, as a loss on impairment of available-for-securities due to the poor performance of some games invested and uncertainty in the realizability of any value from this investment.
(in thousands of Korean won)

		Percentage	2007
	Number	of owner-	Acqusition		Net asset
	of shares	ship (%)	cost		value		Book value
Online Game Revolution Fund No. 1[1]	—	15.15	~~W~~	2,114,364	~~W~~	597,231	~~W~~	657,365
Perpetual Entertainment, Inc.[2]	19,226,661	16.76		8,618,688		—		—

Total			~~W~~	10,733,052	~~W~~	597,231	~~W~~	657,365

[1]	The Company had invested ¥250,000,000 in “Online Game Revolution Fund No. 1” as of the end of 2006 and classified the investment as available-for-sale securities. However, the Company recognized ~~W~~1,457,000 thousand, the difference between the realizable value and the carrying value of the investment amount, as a loss on impairment of available-for-securities due to the poor performance of some games invested and uncertainty in the realizability of any value from this investment.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007

[2]	On May 12, 2006, the Company entered into an agreement to invest in Perpetual Entertainment, Inc. (“Perpetual”), a game development company in the United States, and acquired Series D preferred stock amounting to US$9,000,000. Perpetual Entertainment, Inc. had been in the process of liquidation since October 2007 due to its poor financial condition from developing certain games. Therefore, the Company determined that the investment amount will not be recoverable and recognized the total related amount of ~~W~~8,618,688 thousand as a loss on impairment of available-for-securities in 2007.
7.	Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Company as of December 31, 2008 and 2007, consist of the following:
(in thousands of Korean won)

	Annual
	Interest Rate (%)	2008		2007

Loans for employee housing	2.0-3.0	~~W~~	71,945	~~W~~	142,500
Loans to Gravity CIS Co., Ltd., net of allowance of ~~W~~714,969 thousand in 2007	4.9		628,750		1,161,431
Loans to Gravity EU SASU	4.8		335,084		—

			1,035,779		1,303,931
Less : Short-term portion	—		(47,778)		(63,333)

Long-term loans receivable		~~W~~	988,001	~~W~~	1,240,598

8.	Property and Equipment
Changes in property and equipment as of December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008
	Computer				Furniture		Leasehold
	and other				and		improve-
	Equipment		Vehicles		fixtures		ments		Total

Beginning	~~W~~	3,758,567	~~W~~	63,951	~~W~~	412,931	~~W~~	10,858	~~W~~	4,246,307
Acquisition		146,078		—		31,932		729,517		907,527
Disposal and retirement		(50,526)		(50,056)		(1,276)		(6,225)		(108,083)
Depreciation	~~W~~	(1,866,264)	~~W~~	(13,895)	~~W~~	(216,141)	~~W~~	(171,324)	~~W~~	(2,267,624)

Ending	~~W~~	1,987,855	~~W~~	—	~~W~~	227,446	~~W~~	562,826	~~W~~	2,778,127

Acquisition cost		10,848,947		28,111		891,536		729,517		12,498,111
Accumulated depreciation		(8,861,092)		(28,111)		(664,090)		(166,691)		(9,719,984)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(in thousands of Korean won)

	2007
	Computer				Furniture		Leasehold
	and other				and		improve-
	Equipment		Vehicles		fixtures		ments		Total

Beginning	~~W~~	4,191,243	~~W~~	159,504	~~W~~	623,904	~~W~~	244,425	~~W~~	5,219,076
Acquisition[1]		1,754,415		43,009		38,646		104,800		1,940,870
Disposal and retirement		(60,916)		(75,836)		(28,250)		—		(165,002)
Depreciation		(2,126,175)		(62,726)		(221,369)		(338,367)		(2,748,637)
Ending	~~W~~	3,758,567	~~W~~	63,951	~~W~~	412,931	~~W~~	10,858	~~W~~	4,246,307

Acquisition cost	~~W~~	11,061,812	~~W~~	195,420	~~W~~	864,331	~~W~~	614,600	~~W~~	12,736,163

Accumulated depreciation		(7,303,245)		(131,469)		(451,400)		(603,742)		(8,489,856)

[1]	In 2007, the Company recognized the estimated amount of ~~W~~99,000 thousand as an acquisition cost, which is to be used for restoration in relation to leasehold improvements.
9.	Insurance
Property and equipment covered by insurance policies as of December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

			Amount Insured
Properties	Insurance Company	Type of Insurance	2008	2007

Buildings	Meritz Fire & Marine Insurance Co., Ltd.	Fire insurance	~~W~~—	~~W~~	12,463,000
Furniture and fixtures	Meritz Fire & Marine Insurance Co., Ltd.	Fire insurance	—		8,326,439
All the vehicles not included in the table above are insured under liability insurance and comprehensive insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
10.	Operating Lease
The Company entered into a lease agreement with Korea Software Industry Promotion Agency to move its office to Sangam-Dong and has paid a guarantee deposit of ~~W~~1,171,283 thousand as of December 31, 2008.
Future lease payments under operating lease as of December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Less than one year	~~W~~	1,671,055	~~W~~	2,198,578
One year to four years		5,016,699		4,435,123

Total	~~W~~	6,687,754	~~W~~	6,633,701

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012.
Lease payments recognized in operations for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Rent	~~W~~	2,302,749	~~W~~	3,451,527
11.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008
	Development
	costs		Software		Others		Total

Beginning balance	~~W~~	10,545,367	~~W~~	1,682,535	~~W~~	82,866	~~W~~	12,310,768
Acquisition		4,748,524		743,491		276,917		5,768,932
Amortization		(2,594,963)		(1,069,358)		(97,585)		(3,761,906)
Impairment		(1,804,569)		—		(2,915)		(1,807,484)

Ending balance	~~W~~	10,894,359	~~W~~	1,356,668	~~W~~	259,283	~~W~~	12,510,310

Accumulated impairment	~~W~~	(3,172,722)	~~W~~	(113,333)	~~W~~	(25,954)	~~W~~	(3,312,009)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(in thousands of Korean won)

	2007
	Development
	costs		Software		Others		Total

Beginning balance	~~W~~	6,180,938	~~W~~	1,577,442	~~W~~	107,972	~~W~~	7,866,352
Acquisition		5,371,143		1,340,827		27,244		6,739,214
Amortization		(1,006,714)		(1,235,734)		(52,350)		(2,294,798)
Impairment		—		—		—		—

Ending balance	~~W~~	10,545,367	~~W~~	1,682,535	~~W~~	82,866	~~W~~	12,310,768

Accumulated impairment	~~W~~	(1,368,153)	~~W~~	(113,333)	~~W~~	(23,040)	~~W~~	(1,504,526)
The amortization expenses of intangible assets for the years ended December 31, 2008 and 2007, are charged to the following accounts:

(in thousands of Korean won)	2008		2007

Cost of sales	~~W~~	2,841,640	~~W~~	1,383,315
Selling and administrative expenses		623,565		534,677
Development costs		287,254		218,699
Research and development expenses		9,448		158,107

	~~W~~	3,761,907	~~W~~	2,294,798

The Company recognized research and development cost amounting to ~~W~~1,407,975 thousand (2007: ~~W~~6,095,858 thousand) as an expense in 2008.
12.	Government Grants
The Company received grants of ~~W~~157,604 thousand from Korea Software Industry Promotion Agency in accordance with the agreement in 2008 for supporting digital contents development. Grants with no obligation to be repaid were offset against research and development expense amounting to ~~W~~126,083 thousand. This does not include the ~~W~~31,521 thousand of the grants which are to be repaid if the Company is not commercially successful.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
13.	Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2008 and 2007, are as follows:

(in thousands of Korean won)	2008		2007

Beginning	~~W~~	224,774	~~W~~	124,169
Payments of severance benefits		(350,499)		—
Provision for the year		125,725		100,605

Ending	~~W~~	—	~~W~~	224,774

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2008 amounted to ~~W~~1,221,072 thousand (2007: ~~W~~1,420,916 thousand). As the Company amended the retirement benefit policy for its officers, the provisions for severance benefits for its directors not covered by the defined contribution plan were no longer provided in 2008.
14.	Commitments and Contingencies
Commitments
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2008, the Company generated 58% (2007: 52%) from GungHo Online Entertainment, Inc., a Japanese licensee, 4% (2007: 7%) from Soft-World International Corporation, a Taiwanese licensee, and 2% (2007: 3%) from Asiasoft International Co., Ltd., a Thai licensee.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
The Company has exclusive contracts with its licensees to distribute and sell online games and earns 20% to 40% of sales from the online games. Revenue for the years ended December 31, 2008 and 2007, from the licensees are as follows:
(in thousands of Korean won)

		Revenue [1]
Country	Licensee	2008		2007

Japan	GungHo Online Entertainment, Inc.[2]	~~W~~	24,384,929	~~W~~	17,366,632
Taiwan and HongKong	Soft-World International Corporation		1,837,514		2,368,757
Thailand	AsiaSoft International Co., Ltd.		698,114		1,001,097
Philippines	Level up! Inc.		737,440		816,895
Others	Shanda/PT. Lyto Datrindo Fortuna and others		5,280,943		4,342,772

		~~W~~	32,938,940	~~W~~	25,896,153

[1]	These amounts include other revenue, such as character royalty which comes with the above contracts for exclusive rights amounting to ~~W~~1,351,965 thousand for 2008 (2007: ~~W~~743,349 thousand).

[2]	The Company is a related party of GungHo Online Entertainment, the majority shareholder of the Company. The trade accounts receivable due from GungHo Online Entertainment as of December 31, 2008, amount to ~~W~~3,016,671 thousand (2007: ~~W~~1,508,666 thousand).
The Company entered into an agreement to invest the committed amount of ¥1,000,000,000 in “Online Game Revolution Fund No.1” in 2005. The Company invested ¥892,000,000 as of 2008.
Litigation
As of December 31, 2008, the Company is a defendant in two lawsuits claiming for damages. The claim amount of a lawsuit filed in the Republic of Korea is approximately ~~W~~1,344 million, while the claim amount of the other lawsuit filed in Singapore is not yet determined. The outcome of these lawsuits cannot yet be determined and the ultimate financial impact cannot be estimated as of the audit report date.
In 2005, the Company and all the officers were defendants in class-action complaints related to violation of certain provision of the Federal Securities Laws in the United States District Court in the Southern District of New York. However, the Company paid ~~W~~4,619,000 thousand to settle this case in 2007. The Company recognized this cost as a non-operating expense in 2007.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
15.	Income Tax Expenses
Income tax expenses for the years ended December 31, 2008 and 2007, consists of the following:
(in thousands of Korean won)

	2008		2007

Current income taxes	~~W~~	3,473,320	~~W~~	2,855,226
Changes in deferred tax assets from temporary differences[1]		—		—
Changes in deferred tax assets from tax credits[2]		—		—
Income taxes reflected in the shareholders’ equity[3]		—		—

Income tax expenses	~~W~~	3,473,320	~~W~~	2,855,226

[1]	The Company reflected the effect of changes in deferred income tax assets from temporary differences to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2008 and 2007.

[2]	The Company reflected the effect of changes in deferred tax assets from tax credits to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2008 and 2007.

[3]	The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. There has been no tax effect to be directly reflected to the shareholders’ equity due to low realizability of deferred tax assets during 2008 and 2007.
Reconciliation between income (loss) before income taxes and income tax expense for the years ended December 31, 2008 and 2007, follows:
(in thousands of Korean won)

	2008		2007

Income (loss) before income taxes(A)	~~W~~	4,394,260	~~W~~	(24,703,747)

Income taxes based on statutory rates	~~W~~	1,177,622	~~W~~	(6,780,330)
Reconciliation :
Non-taxable incomes		(27,465)		—
Non-deductible expenses		711,406		886,776
Tax credits		(1,346,757)		(1,201,040)
Effect of the changes in statutory tax rate		1,554,802		—
Change in valuation allowance		1,346,038		9,948,154
Others		57,674		1,666

Income tax expense(B)	~~W~~	3,473,320	~~W~~	2,855,226

Effective tax rates(B/A)		79.04%		-11.56%

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Details of temporary differences and changes in deferred tax assets for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008
	Beginning		Change		Ending		Current		Non-current

Accrued income	~~W~~	(204,177)	~~W~~	(13,930)	~~W~~	(218,107)	~~W~~	(218,107)	~~W~~	—
Property and equipment		737,048		(126,056)		610,992		203,664		407,328
Intangible assets		2,197,124		(730,535)		1,466,589		—		1,466,589
Equity method investments		7,584,835		4,338,230		11,923,065		244,761		11,678,304
Accrued expenses		513,148		(46,319)		466,829		466,829		—
Accrued severance benefits		157,305		(157,305)		—		—		—
Available-for-sale securities		10,075,687		(7,961,323)		2,114,364		—		2,114,364
Others		223,833		111,965		335,798		214,861		120,937

		21,284,803		(4,585,273)		16,699,530		912,008		15,787,522
Loss carryforwards		14,295,492		(2,361,093)		11,934,399		—		11,934,399

	~~W~~	35,580,295	~~W~~	(6,946,366)	~~W~~	28,633,929	~~W~~	912,008	~~W~~	27,721,921

Deferred income tax assets from temporary differences	~~W~~	9,784,581	~~W~~	(3,465,052)	~~W~~	6,319,529	~~W~~	220,706	~~W~~	6,098,823
Deferred income tax assets from tax credit		17,518,405		4,811,090		22,329,495		1,642,053		20,687,442
Non-recognition of deferred tax assets[4]		(27,302,986)		(1,346,038)		(28,649,024)		(1,862,759)		(26,786,265)

Deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

The tax effect of cumulative temporary difference was calculated based on future tax rate of the fiscal year when temporary differences are expected to reverse. The 24.2% and 22.0% tax rate were used for temporary differences expected to reverse in 2009 and thereafter, respectively. As a result, deferred tax assets were lower by ~~W~~1,554,802 thousand as compared to the amount using the current tax rate of 27.5%.

[4]	To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and tax loss carryforwards, and other factors. Management periodically considers these factors in reaching its conclusion. As the Company recorded accumulated losses for the recent three years, deferred income tax assets were not recognized as of December 31, 2008.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
(in thousands of Korean won)

	2007
	Beginning		Change		Ending		Current		Non-current

Accrued income	~~W~~	(466,688)	~~W~~	262,511	~~W~~	(204,177)	~~W~~	(204,177)	~~W~~	—
Property and equipment		813,127		(76,079)		737,048		245,683		491,365
Intangible assets		3,034,889		(837,765)		2,197,124		—		2,197,124
Equity method investments		6,193,955		1,390,880		7,584,835		—		7,584,835
Investment assets		776,700		(776,700)		—		—		—
Accrued expenses		770,000		(256,852)		513,148		513,148		—
Accrued severance benefits		80,049		77,256		157,305		—		157,305
Long-term loans receivable		1,990,000		(1,990,000)		—		—		—
Available-for-sale securities		—		10,075,687		10,075,687		—		10,075,687
Others		431,033		(207,200)		223,833		99,000		124,833

		13,623,065		7,661,738		21,284,803		653,654		20,631,149
Loss carryforwards		490,291		13,805,201		14,295,492		—		14,295,492

	~~W~~	14,113,356	~~W~~	21,466,939	~~W~~	35,580,295	~~W~~	653,654	~~W~~	34,926,641

Deferred income tax assets from temporary differences	~~W~~	3,854,950	~~W~~	5,929,631	~~W~~	9,784,581	~~W~~	179,755	~~W~~	9,604,826
Deferred income tax assets from tax credit		13,499,882		4,018,523		17,518,405		—		17,518,405
Non-recognition of deferred tax assets[5]		(17,354,832)		(9,948,154)		(27,302,986)		(179,755)		(27,123,231)

Deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

[5]	To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and tax loss carryforwards, and other factors. Management periodically considers these factors in reaching its conclusion. Due to the uncertainty of future taxable income, the Company did not recognize the deferred income tax assets as of December 31, 2007.
Tax loss carryfowards and tax credits not recognized as deferred tax assets as of December 31, 2008, are as follows:
(in thousands of Korean won)

	Year of expiration	Amount

Tax loss carryforwards	2012	~~W~~	11,934,399
Tax credits	2009		1,642,053
	2010		6,984,519
	2011		4,873,310
	2012		4,018,523
	2013		4,811,090

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
16.	Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2008 and 2007, are summarized as follows:

	2008				2007
	Foreign		Korean won		Foreign	Korean won
	currency		(in thousands)		currency	(in thousands)

Assets
Cash and cash equivalents	USD	1,148,215	~~W~~	1,443,881	3,125,123	~~W~~	2,931,991
	JPY	172,037,467		2,398,013	170,744,435		1,422,864
	EUR	74,617		132,536	18,137		25,052

				3,974,430			4,379,907

Trade accounts receivable	USD	1,223,811		1,538,942	753,061		706,522
	JPY	175,143,990		2,441,315	169,784,266		1,414,863
	EUR	119,902		212,972	60,009		82,888
	AUD	99,763		86,793	99,763		82,090
	BRL	159,886		86,263	117,534		62,374
	INR	—		—	84,335		2,013
	IDR	303,907,168		34,889	254,317,504		25,406
	RUB	2,126,593		91,188	1,301,113		49,924
	VND	—		—	25,289,602		1,482
	PHP	6,159,437		163,410	8,097,137		184,372
	THB	4,479,391		161,751	2,979,778		93,356
	TWD	2,714,456		104,208	4,715,532		136,137

				4,921,731			2,841,427

Other accounts receivable	USD	9,925		12,481	16,732		15,698
	RUB	—		—	540,000		20,720
	AUD	3,600		3,132	—		—

				15,613			36,418
Long-term loans receivable	USD	5,000,000		628,750	2,000,000		1,876,400
	EUR	188,650		335,084	—		—

				963,834			1,876,400

				9,875,608			9,134,152

Liabilities
Accounts payable	USD	661,120	~~W~~	831,359	1,078,711	~~W~~	1,012,047
	JPY	25,896,122		360,963	19,684,732		164,039
	SGD	54,883		48,052	17,591		11,415
	PHP	299,582		7,948	—		—
	EUR	1,500		2,664	—		—

			~~W~~	1,250,986		~~W~~	1,187,501

The Company recognized gain on foreign currency translation of ~~W~~453,241 thousand in 2008 (2007: ~~W~~56,868 thousand) and loss on foreign currency translation of ~~W~~473,369 thousand in 2008 (2007: ~~W~~13,673 thousand) from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
17.	Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2008, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
There are no movements in common stock for the years ended December 31, 2008 and 2007.
18.	Stock-Based Compensation
The Company may grant options to purchase the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. As of December 31, 2008, the details of the Company’s stock options granted to the officers and employees are as follows:

Stocks to be issued by stock options	:	Common stock
Grant method	:	New issuance of common stock or treasury stock
Number of common shares to be issued upon exercise[1]	:	31,095 shares
Exercise price	:	~~W~~ 55,431 per share (no share exercisable)
~~W~~ 45,431 per share (31,095 shares)
Grant date	:	December 24, 2004
Authorization by	:	Shareholders

[1]	During 2008, 15,548 (until 2007: 30,668) out of 271,000 stock options granted to directors and employees on December 24, 2004, expired and the related amount of ~~W~~601,817 thousand (until 2007: ~~W~~596,507 thousand) was reclassified to other capital surplus. In 2008, stock options of 22,994 (until 2007: 170,695) were cancelled due to the retirement of the officers and employees. The number of stock options outstanding as of December 31, 2008, is 31,095.
Stock options can be exercised two years after the date of the stock option grant. The exercisable periods are as follows:

Exercisable period	Exercisable stock options
December 24, 2008 — December 23, 2009	50% (15,548 shares)
December 24, 2009 — December 23, 2010	50% (15,547 shares)

Total	100% (31,095 shares)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Compensation costs recognized for the year ended December 31, 2008, and future compensation costs to be recognized related to the above stock options are as follows:
(in thousands of Korean won, except exercise price)

	Officer		Employee		Total
Excercise price per share	~~W~~	55,431	~~W~~	45,431

Compensation costs recognized until 2007	~~W~~	174,330	~~W~~	2,019,782	~~W~~	2,194,112

Compensation costs recognized in 2008	~~W~~	(88,779)	~~W~~	(13,707)	~~W~~	(102,486)

Accumulated compensation costs recognized until 2008	~~W~~	85,551	~~W~~	2,006,075	~~W~~	2,091,626
Future compensation costs		—		100,054		100,054

Total compensation costs	~~W~~	85,551	~~W~~	2,106,129	~~W~~	2,191,680

The fair value of the options was estimated by using the Black-Scholes option pricing model. Assumptions used to determine compensation costs under the fair value method are as follows:

Expected exercise period (in years)	2.5	3.5	4.5	5.5
Risk-free interest rate	3.43%	3.43%	3.66%	3.66%
Volatility of the underlying stock price	40.3%	53.1%	59.1%	57.7%
Expected dividend rate [1]	0.0%	0.0%	0.0%	0.0%

[1]	0% was assumed due to uncertainty of the dividend plan.
As permitted by the Korean Accounting Standards, the Interpretation No. 39-35, Accounting for Stock Compensation, the Company recalculated the compensation costs with the amended assumption, risk-free rate and volatility of the underlying stock price based on the NASDAQ initial public offering in the United States.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
19.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Salaries	~~W~~	6,326,568	~~W~~	6,088,721
Commissions		3,538,424		4,029,913
Rent		1,645,141		2,239,653
Employee benefits		1,474,827		1,326,852
Research and development expenses		1,407,975		6,095,858
Advertising expenses		871,673		6,123,787
Depreciation		801,951		1,045,753
Amortization		623,565		534,677
Provision for severance benefits		553,506		565,813
Transportation expenses		399,332		522,199
Taxes and dues		349,137		445,017
Insurance premium		235,503		274,412
Stock-based compensation expense		—		84,129
Miscellaneous		420,383		583,609

	~~W~~	18,647,985	~~W~~	29,960,393

20.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Salaries	~~W~~	15,981,198	~~W~~	17,944,239
Provision for severance benefits		1,346,797		1,521,521
Employee benefits		2,206,835		2,231,497
Rent		2,302,749		3,451,527
Depreciation		2,267,624		2,748,637
Amortization		3,761,907		2,294,798
Taxes and dues		726,718		936,219

	~~W~~	28,593,828	~~W~~	31,128,438

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
21.	Comprehensive Income
(in thousands of Korean won)

	2008		2007

Net income (loss)	~~W~~	920,940	~~W~~	(27,558,973)
Other comprehensive income and expense
Unrealized loss on available-for-sale securities		—		—
Net accumulated comprehensive income of equity method investees		2,179,189		198,212
Net accumulated comprehensive expense of equity method investees		258,444		126,283

Comprehensive income (loss)	~~W~~	3,358,573	~~W~~	(27,234,478)

22.	Supplemental Non-cash Transactions
Significant transactions not affecting cash flows for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Write-off of long-term loans receivable	~~W~~	—	~~W~~	2,157,226
Reclassification of stock options to other capital surplus		601,817		596,508
Reclassification of guarantee deposits to other accounts receivable, net		408,945		—
Reclassification of advanced payments to software		21,300		359,291
Reclassification of advanced payments to other intangible assets		104,024		27,245
Reclassification of advanced payments to guarantee deposits		585,642		—
Reclassification of advanced payments to development costs		276,000		—
23.	Related Party Transactions
Details of the parent and subsidiaries as of December 31, 2008, are as follows:

Entity
Parent company	Gungho Online Entertainment, Inc.
Ultimate parent Company	SOFTBANK CORP.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity CIS Co., Ltd.
Gravity EU SASU
Gravity Middle East & Africa FZ-LLC
Gravity RUS Co., Ltd.
NeoCyon, Inc.
L5 Games Inc.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2008 and 2007, and the related account balances outstanding as of December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	Sales				Purchases
	2008		2007		2008		2007

Gungho Online Entertainment, Inc.	~~W~~	19,103,039	~~W~~	—	~~W~~	410,902	~~W~~	—
Gravity Interactive, Inc.		761,878		342,211		—		—
Gravity Entertainment Corp.		29,751		1,825		—		—
Gravity CIS Co., Ltd.		563,667		376,549		—		—
Gravity EU SASU		191,333		93,234		—		—
Gravity Middle East & Africa FZ-LLC		20,012		—		—		—
Gravity RUS Co., Ltd.		—		20,720		—		—
TriggerSoft Corp.		—		144,382		—		172,026
NeoCyon, Inc.		1,450,784		878,324		1,352,885		742,961

Total	~~W~~	22,120,464	~~W~~	1,857,245	~~W~~	1,763,787	~~W~~	914,987

(in thousands of Korean won)

	Receivables				Payables
	2008		2007		2008		2007
Gungho Online Entertainment, Inc.	~~W~~	3,083,310	~~W~~	—	~~W~~	5,424,670	~~W~~	—
Gravity Interactive, Inc.		108,914		28,614		170,942		—
Gravity Entertainment Corp.		29,358		—		666,475		506,535
Gravity CIS Co., Ltd.		904,887		2,081,448		105,642		194,015
Gravity EU SASU		519,448		48,620		32,226		54,974
Gravity Middle East & Africa FZ-LLC		—		—		—		20,012
Gravity RUS Co., Ltd.		—		20,720		—		—
TriggerSoft Corp.		—		—		—		—
NeoCyon, Inc.		847,760		209,929		211,957		451,473

Total	~~W~~	5,493,677	~~W~~	2,389,331	~~W~~	6,611,912	~~W~~	1,227,009

The Company provided bad debt allowances for receivables of ~~W~~55,852 thousand as of December 31, 2008 (2007: ~~W~~741,307 thousand) and recognized bad debts expense of ~~W~~38,896 thousand (2007: ~~W~~26,388 thousand). In 2007, the loss on valuation of equity method investment amounting to ~~W~~714,969 thousand was recorded as allowance for bad debts for loans receivable from Gravity CIS Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2008 and 2007
Loans granted by the Company to the related parties for the year ended December 31, 2008, are as follows:
(in thousands of Korean won)

	Beginning		Increase		Decrease		Ending

Gravity CIS Co., Ltd.	~~W~~	1,876,400	~~W~~	113,050	~~W~~	1,360,700	~~W~~	628,750
Gravity EU SASU		—		335,084		—		335,084

Total	~~W~~	1,876,400	~~W~~	448,134	~~W~~	1,360,700	~~W~~	963,834

Details of the compensation for key management for the years ended December 31, 2008 and 2007, are as follows:
(in thousands of Korean won)

	2008		2007

Salaries	~~W~~	756,071	~~W~~	466,981
Severance benefits		125,725		100,605
For the year ended December 31, 2008, the limit of key management compensation is ~~W~~1,400,000 thousand.